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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                For Additional Information
                                                     Contact: Robert Lentz
                                                              (614) 876-2000

                        SUPERCONDUCTIVE COMPONENTS, INC.
                     REPORTS IMPROVED SECOND QUARTER RESULTS

COLUMBUS, Ohio (August 1, 2005) Superconductive Components, Inc. (OTCBB: SCCI), a manufacturer of ceramics and metals for advanced applications in batteries, photonic/optical, and high temperature superconductive products, today announced results for the three months ended June 30, 2005.

Dan Rooney, Chairman, President and Chief Executive Officer, commented, "Our results for the second quarter of 2005 reflect further progress in key areas of our business. Revenues for the most recent quarter were the highest since the third quarter of 2002 and bookings reached their highest level since the third quarter of 2003. The Company's ISO 9001:2000 registration, which was received during the second quarter, has already resulted in new Tier 1 automotive customers for our photonic market. We anticipate additional gross margin improvement in future quarters. Operating expenses are expected to grow at a slower rate than revenue for the foreseeable future. Together, these achievements will contribute to improved long-term performance."

Mr. Rooney continued, "Bookings from thin-film battery customers are expected to increase during the second half of 2005 as customers expand their production capabilities. We anticipate that this market will begin to take shape in 2006, resulting in significant sales growth over the next several years. We continue to work closely with all of the licensees of this technology as they move toward product introductions in their chosen markets."

Second Quarter 2005 Results

Total revenue increased 7.9% to $713,535 for the three months ended June 30, 2005 from $661,162 for the same period in 2004. Product revenues increased 5.4% to $624,002 for the second quarter of 2005 from $591,788 the prior year due to higher sales to existing and new customers. Contract research revenues rose to $89,533 for the second quarter of 2005 from $69,374 a year ago due to a Phase II Small Business Innovation Research grant from the Department of Energy.

Gross margin increased to $153,380 for the second quarter of 2005 from $130,627 for the second quarter 2004. The Company's gross profit margin rose to 21.5% of sales revenue for the second quarter of 2005 from 19.8% for the same period last year. This increase was attributable to higher revenues, improved efficiencies and product mix.

General and administrative expense declined to $194,139 for the second quarter of 2005 from $231,744 for the same period last year. General and administrative expenses for the second quarter of 2004 included $35,586 of non-cash expenses.

Sales and promotional expenses were $58,412 for the three months ended June 30, 2005 compared to $67,933 for the same period last year. This decrease was due to a reduction in trade shows and related expenses as the Company increased its emphasis on direct sales.

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The loss applicable to common shares declined to $130,062, or $0.05 per share, for the second quarter of 2005 compared to a loss applicable to common shares of $357,249, or $0.17 per share, for the same period last year. Excluding the total non-cash expenses, the loss applicable to common shares for the second quarter of 2004 was $146,301 or $0.07 per share.

About Superconductive Components, Inc.

Superconductive Components, Inc. operates through SCI Engineered Materials and manufactures ceramics and metals for advanced applications such as thin film batteries, superconductors, and advanced optical systems. The Company also provides materials for thin film applications used in photovoltaics, electronic switches, hardness and decorative coatings. The Company is a global materials supplier with clients in more than 40 countries. Additional information is available at http://www.sciengineeredmaterials.com.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of the company and its management, and specifically include statements regarding management's anticipation of additional gross margin improvement in future quarters, expectation that operating expenses will grow at a slower rate than revenue for the foreseeable future, and together, these achievements will contribute to improved long-term performance (paragraph 2), expectation that bookings from thin film battery customers will increase during the second half of 2005 and anticipation that the thin film battery market will begin to take shape in 2006, resulting in significant sales growth over the next several years (paragraph 3). These forward-looking statements involve numerous risks and uncertainties, including, without limitation: the development of the thin film battery market, the impact of competitive products and services, the ability to adapt to technological changes, the availability of capital, and other risks and uncertainties detailed from time to time in the company's Securities and Exchange Commission filings, including the company's Annual Report on Form 10-KSB for the year ended December 31, 2004. One or more of these factors have affected, and could in the future affect, the company's projections. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the company. The company assumes no obligation to update any forward-looking statements.